SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

               Amendment No. 3 to the Second Amended and Restated
                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                              CARNIVAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      CLASS A COMMON STOCK ($.01 PAR VALUE)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   143658 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Arnaldo Perez, Esq.
                                 General Counsel
                              Carnival Corporation
                              3655 N.W. 87th Avenue
                            Miami, Florida 33178-2428
                                 (305) 599-2600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          JUNE 5/JULY 15, 1997
--------------------------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 143658 10 2

      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            TAMMS INVESTMENT COMPANY, LIMITED PARTNERSHIP


      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [ ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power:  1,826,583.34
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power:  1,826,583.34
ing Person

With              10)   Shared Dispositive Power:  -0-

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            1,826,583.34

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


      13)   Percent of Class Represented by Amount in Row (11):
                                  0.6%

      14)   Type of Reporting Person (See Instructions):  OO

CUSIP NO. 143658 10 2

      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            TAMMS MANAGEMENT CORPORATION


      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [  ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power: 1,826,583.34
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power:  182,658
ing Person

With              10)   Shared Dispositive Power:  1,643,925.34

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            1,826,583.34

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


      13)   Percent of Class Represented by Amount in Row (11):
                                  0.6%

      14)   Type of Reporting Person (See Instructions):  CO

CUSIP NO. 143658 10 2

      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            TED ARISON


      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [  ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Israel

Number of         7)    Sole Voting Power:  55,693,016
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power: 55,693,016
ing Person

With              10)   Shared Dispositive Power: -0-

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            55,693,016

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


      13)   Percent of Class Represented by Amount in Row (11):
                                  18.7%

      14)   Type of Reporting Person (See Instructions):  IN

CUSIP NO. 143658 10 2

      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            THE CONTINUED TRUST FOR MICHAEL ARISON


      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [  ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power:  2,000,000
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power:  2,000,000
ing Person

With              10)   Shared Dispositive Power:  379,504.68

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            2,379,504.68

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


      13)   Percent of Class Represented by Amount in Row (11):
                                  0.8%

      14)   Type of Reporting Person (See Instructions):  OO

CUSIP NO. 143658 10 2

      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            THE SHARI ARISON IRREVOCABLE GUERNSEY TRUST


      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [  ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Guernsey, Channel Islands

Number of         7)    Sole Voting Power:  -0-
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power:  -0-
ing Person

With              10)   Shared Dispositive Power:  3,551,354

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            3,551,354

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


      13)   Percent of Class Represented by Amount in Row (11):
                                  1.2%

      14)   Type of Reporting Person (See Instructions):  OO

CUSIP NO. 143658 10 2

      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            THE CONTINUED TRUST FOR SHARI ARISON DORSMAN


      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [  ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power:  2,000,000
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power:  2,000,000
ing Person

With              10)   Shared Dispositive Power:  379,504.66

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            2,379,504.66

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


      13)   Percent of Class Represented by Amount in Row (11):
                                  0.8%

      14)   Type of Reporting Person (See Instructions):  OO

CUSIP NO. 143658 10 2

      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            THE TED ARISON 1994 IRREVOCABLE TRUST FOR SHARI
            NO. 1


      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [  ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Jersey, Channel Islands

Number of         7)    Sole Voting Power:  -0-
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power:  -0-
ing Person

With              10)   Shared Dispositive Power:  15,042,858

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            15,042,858

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


      13)   Percent of Class Represented by Amount in Row (11):
                                  5.1%

      14)   Type of Reporting Person (See Instructions):  OO

CUSIP NO. 143658 10 2

      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            SHARI ARISON


      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [  ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  United States and Israel

Number of         7)    Sole Voting Power:  3,000,000
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power:  -0-
ing Person

With              10)   Shared Dispositive Power:  3,000,000

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            3,000,000

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


      13)   Percent of Class Represented by Amount in Row (11):
                                  1.0%

      14)   Type of Reporting Person (See Instructions):  IN

CUSIP NO. 143658 10 2

      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            THE MARILYN B. ARISON IRREVOCABLE DELAWARE TRUST


      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [  ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power:  1,200,000
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power:  1,200,000
ing Person

With              10)   Shared Dispositive Power:  500,000

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            1,700,000

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


      13)   Percent of Class Represented by Amount in Row (11):
                                  0.6%

      14)   Type of Reporting Person (See Instructions):  OO

CUSIP NO. 143658 10 2

      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            MARILYN B. ARISON


      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [  ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  United States and Israel

Number of         7)    Sole Voting Power:  516,220
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power:  516,220
ing Person

With              10)   Shared Dispositive Power:  -0-

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            516,220

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


      13)   Percent of Class Represented by Amount in Row (11):
                                  0.2%

      14)   Type of Reporting Person (See Instructions):  IN

CUSIP NO. 143658 10 2

      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            MBA I LLC


      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [  ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power:  1,200,000
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power:  1,200,000
ing Person

With              10)   Shared Dispositive Power:  500,000

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            1,700,000

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


      13)   Percent of Class Represented by Amount in Row (11):
                                  0.6%

      14)   Type of Reporting Person (See Instructions):  OO

CUSIP NO. 143658 10 2

      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            THE CONTINUED TRUST FOR MICKY ARISON


      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [  ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power:  979,504.66
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power:  979,504.66
ing Person

With              10)   Shared Dispositive Power:  -0-

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            979,504.66

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


      13)   Percent of Class Represented by Amount in Row (11):
                                  0.3%

      14)   Type of Reporting Person (See Instructions):  OO

CUSIP NO. 143658 10 2

      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            THE MICKY ARISON HOLDINGS TRUST


      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [  ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power:  3,251,354
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power:  3,251,354
ing Person

With              10)   Shared Dispositive Power:  -0-

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            3,251,354

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


      13)   Percent of Class Represented by Amount in Row (11):
                                  1.1%

      14)   Type of Reporting Person (See Instructions):  OO

CUSIP NO. 143658 10 2

      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            THE MICKY ARISON 1994 "B" TRUST


      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [  ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power:  -0-
Shares Bene-
ficially          8)    Shared Voting Power:  54,957,142
Owned by

Each Report-      9)    Sole Dispositive Power:  -0-
ing Person

With              10)   Shared Dispositive Power:  54,957,142

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            54,957,142

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


      13)   Percent of Class Represented by Amount in Row (11):
                                  18.5%

      14)   Type of Reporting Person (See Instructions):  OO

CUSIP NO. 143658 10 2

      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            MICKY ARISON


      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [  ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  United States

Number of         7)    Sole Voting Power:  3,851,354
Shares Bene-
ficially          8)    Shared Voting Power:  54,957,142
Owned by

Each Report-      9)    Sole Dispositive Power:  3,851,354
ing Person

With              10)   Shared Dispositive Power:  54,957,142

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            58,208,496

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


      13)   Percent of Class Represented by Amount in Row (11):
                                  19.6%

      14)   Type of Reporting Person (See Instructions):  IN

CUSIP NO. 143658 10 2

      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            A.H.W. LIMITED


      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [  ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Guernsey, Channel Islands

Number of         7)    Sole Voting Power:    -0-
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power:  -0-
ing Person

With              10)   Shared Dispositive Power:      3,551,354

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            3,551,354

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


      13)   Percent of Class Represented by Amount in Row (11):
                                  1.2%

      14)   Type of Reporting Person (See Instructions):  CO

CUSIP NO. 143658 10 2

      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            ANDREW H. WEINSTEIN


      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [  ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  United States

Number of         7)    Sole Voting Power:  15,042,858
Shares Bene-
ficially          8)    Shared Voting Power:  7,438,514
Owned by

Each Report-      9)    Sole Dispositive Power:  -0-
ing Person

With              10)   Shared Dispositive Power:  26,032,726

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            26,032,726

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


      13)   Percent of Class Represented by Amount in Row (11):
                                  8.8%

      14)   Type of Reporting Person (See Instructions):  IN

CUSIP NO. 143658 10 2

      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            TAF MANAGEMENT COMPANY


      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [  ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power:  -0-
Shares Bene-
ficially          8)    Shared Voting Power:  7,438,514
Owned by

Each Report-      9)    Sole Dispositive Power:  -0-
ing Person

With              10)   Shared Dispositive Power:  7,438,514

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            7,438,514

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


      13)   Percent of Class Represented by Amount in Row (11):
                                  2.5%

      14)   Type of Reporting Person (See Instructions):  CO

CUSIP NO. 143658 10 2

      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            KENTISH LIMITED


      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [  ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Isle of Man, United Kingdom

Number of         7)    Sole Voting Power:  15,042,858
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by

Each Report-      9)    Sole Dispositive Power:  -0-
ing Person

With              10)   Shared Dispositive Power:  15,042,858

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            15,042,858

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


      13)   Percent of Class Represented by Amount in Row (11):
                                  5.1%

      14)   Type of Reporting Person (See Instructions):  CO

CUSIP NO. 143658 10 2

      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            JMD DELAWARE, INC.


      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [  ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power:  -0-
Shares Bene-
ficially          8)    Shared Voting Power:  54,957,142
Owned by

Each Report-      9)    Sole Dispositive Power:  -0-
ing Person

With              10)   Shared Dispositive Power:  54,957,142

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            54,957,142

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


      13)   Percent of Class Represented by Amount in Row (11):
                                  18.5%

      14)   Type of Reporting Person (See Instructions):  CO

CUSIP NO. 143658 10 2

      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            JAMES M. DUBIN


      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [  ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  United States

Number of         7)    Sole Voting Power:  -0-
Shares Bene-
ficially          8)    Shared Voting Power:  54,957,142
Owned by

Each Report-      9)    Sole Dispositive Power:  -0-
ing Person

With              10)   Shared Dispositive Power:  54,957,142

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            54,957,142

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


      13)   Percent of Class Represented by Amount in Row (11):
                                  18.5%

      14)   Type of Reporting Person (See Instructions):  IN

            The Second Amended and Restated Joint Statement on Schedule 13D, dated April 23, 1996, as amended (the "Schedule 13D"), of TAMMS L.P., TAMMS Corp., Ted Arison, the Michael Arison Continued Trust, the Shari Arison Guernsey Trust, the Shari Arison Continued Trust, the Shari Arison Trust No. 1, Shari Arison, the Marilyn Arison Delaware Trust, Marilyn B. Arison, MBA I LLC, the Micky Arison Continued Trust, the Micky Arison Trust, Micky Arison, A.H.W. Limited, Andrew H. Weinstein, TAF Management and Kentish Limited is hereby amended as follows:


ITEM 2.     IDENTITY AND BACKGROUND

            Item 2 is hereby amended by the addition thereto of the following:

            "The Micky Arison 1994 "B" Trust (the "B Trust") is hereby added as a Reporting Person to the Schedule 13D. The B Trust is a Delaware trust formed for the benefit of Micky Arison and his heirs. The business address of the B Trust is P.O. Box 1347, 1201 N. Market Street, Wilmington, Delaware 19899-1347. The sole trustee of the B Trust is JMD Delaware, Inc. ("JMD Delaware"), a Delaware corporation whose principal purpose is to serve as trustee for certain trusts established for the benefit of members of the Arison family.

            JMD Delaware is hereby added as a Reporting Person to the Schedule 13D. JMD Delaware is a Delaware corporation whose principal purpose is to serve as trustee for certain trusts established for the benefit of members of the Arison family. The business address of JMD Delaware is P.O. Box 1347, 1201 N. Market Street, Wilmington, Delaware 19899-1347.

            The executive officers of JMD Delaware are: James M. Dubin, Chairman, President and Trust Officer; Jonathan R. Bell, Vice President, Treasurer and Trust Officer; Denison H. Hatch, Jr., Vice President, Secretary and Trust Officer; Johannes R. Krahmer, Vice President, Assistant Treasurer and Trust Officer; and Walter C. Tuthill, Vice President and Trust Officer. The directors of JMD Delaware are James M. Dubin, Denison H. Hatch, Jr. and Walter
C. Tuthill. The sole stockholder of JMD Delaware is James M. Dubin. Each of Messrs. Dubin and Bell is an Attorney-at-Law at Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York 10019. Each of Messrs. Hatch, Krahmer and Tuthill is an Attorney-at-Law at Morris, Nichols, Arsht & Tunnell, P.O. Box 1347, 1201 N. Market Street, Wilmington, Delaware 19899-1347. Each of Messrs. Dubin, Bell, Hatch, Krahmer and Tuthill is a United States citizen.

            James M. Dubin is hereby added as a Reporting Person to the Schedule 13D. Mr. Dubin is the sole stockholder of JMD Delaware, a Delaware corporation whose principal purpose is to serve as trustee for certain trusts established for the benefit of members of the Arison family."


ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 is hereby amended by the addition thereto of the following:

            "Since the last report, the Reporting Persons have disposed of 500,000 shares of Class A Common Stock and acquired 54,957,142 shares of Class A Common Stock. This was accomplished by: (a) the contribution by TAF Management Company, as Trustee for the Continued Trust for Micky Arison, of 500,000 shares of Class A Common Stock to the Greene Street Exchange Fund, L.P.

on June 5, 1997; and (b) the conversion by JMD Delaware, as Trustee for the B Trust, of 54,957,142 shares of Class B Common Stock, par value $.01 per share, of Carnival Corporation ("Class B Common Stock") into an equal number of shares of Class A Common Stock on July 15, 1997.

            Prior to July 1, 1997, the B Trust had been restricted from converting such shares under a stockholders agreement with the Issuer. Prior to the conversion of the Class B Common Stock, the B Trust was the controlling stockholder of the Issuer. Also, prior to the conversion of the Class B Common Stock, the holders of Class B Common Stock had the power to elect 75% of the directors of the Issuer and the Class B Common Stock held five votes per share (as opposed to one vote per share for the Class A Common Stock) for all other voting matters. As a result of the conversion of the Class B Common Stock, (i) there are no remaining shares of Class B Common Stock outstanding, (ii) all holders of Class A Common Stock (including the B Trust) vote as a class in all elections for directors, and (iii) all shares of Class A Common Stock (including the shares held by the B Trust) will have one vote per share for all other voting matters.

            None of the Reporting Persons has any current plans to change the management or operations of the Issuer."



ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 is hereby amended by the addition thereto of the following:

            "On June 5, 1997, TAF Management, as Trustee for the Micky Arison Continued Trust, contributed 500,000 shares of Class A Common Stock to the Greene Street Exchange Fund, L.P. On July 15, 1997, JMD Delaware, as Trustee for the B

Trust, exercised its right to convert 54,957,142 shares of Class B Common Stock into an equal number of shares of Class A Common Stock.

            The foregoing transactions are referred to herein as the "June/July Transactions."

            Following the June/July Transactions, the Micky Arison Continued Trust beneficially owns 979,504.66 shares of Class A Common Stock (approximately 0.3% of the total number of shares of Class A Common Stock (after giving effect to the conversion of the Class B Common Stock) reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending May 31, 1997 to be outstanding as of July 11, 1997) all of which it holds directly. The Micky Arison Continued Trust has sole voting power and dispositive power with respect to the 979,504.66 shares of Class A Common Stock that it holds directly.

            Following the June/July Transactions, the B Trust beneficially owns 54,957,142 shares of Class A Common Stock (approximately 18.5% of the total number of shares of Class A Common Stock (after giving effect to the conversion of the Class B Common Stock) reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending May 31, 1997 to be outstanding as of July 11, 1997) all of which it holds directly. The B Trust has shared voting power and dispositive power with respect to the 54,957,142 shares of Class A Common Stock that it holds directly.

            Following the June/July Transactions, Micky Arison beneficially owns an aggregate of 58,808,496 shares of Class A Common Stock (approximately 19.6% of the total number of shares of Class A Common Stock (after giving effect to the conversion of the Class B Common Stock) reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending May 31, 1997 to be outstanding as of July 11,

1997), 600,000 shares of which are underlying vested options which he holds directly, 3,251,354 shares of which he owns beneficially by virtue of the interest and authority granted to him under the trust instrument for the Micky Arison Trust and 54,957,142 shares with respect to which he shares beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the B Trust. Micky Arison has sole voting power and dispositive power with respect to the 3,251,354 shares of Class A Common Stock held by the Micky Arison Trust and shares voting power and dispositive power with respect to the 54,957,142 shares of Class A Common Stock held by the B Trust.

            Because of his status as President and Treasurer of TAMMS Corp., Micky Arison may be deemed to share voting power with respect to the 1,826,583.34 shares of Class A Common Stock beneficially owned by TAMMS L.P. Micky Arison disclaims beneficial ownership of the 1,826,583.34 shares of Class A Common Stock owned by TAMMS L.P. which are beneficially owned by the partners of TAMMS L.P. Accordingly, Micky Arison has not reported beneficial ownership of any of the shares of Class A Common Stock held by TAMMS L.P.

            Following the June/July Transactions, TAF Management beneficially owns an aggregate of 7,438,514 shares of Class A Common Stock (approximately 2.5% of the total number of shares of Class A Common Stock reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending May 31, 1997 to be outstanding as of July 11, 1997), by virtue of being the trustee of the Michael Arison Continued Trust, the Shari Arison Continued Trust, the Micky Arison Continued Trust and the Marilyn Arison Delaware Trust. TAF Management may be deemed to share voting and dispositive power with respect to all such shares of Class A

Common Stock. TAF Management disclaims beneficial ownership of all such shares of Class A Common Stock.

            Following the June/July Transactions, Andrew H. Weinstein beneficially owns an aggregate of 26,032,726 shares of Class A Common Stock (approximately 8.8% of the total number of shares of Class A Common Stock (after giving effect to the conversion of the Class B Common Stock) reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending May 31, 1997 to be outstanding as of July 11, 1997), by virtue of being the the sole shareholder of
(i) A.H.W. Limited, the trustee of the Shari Arison Guernsey Trust, (ii) TAF Management, the trustee of the Michael Arison Continued Trust, the Shari Arison Continued Trust, the Micky Arison Continued Trust and the Marilyn Arison Delaware Trust, and (iii) Kentish Limited, the protector of the Shari Arison Trust No. 1. As such, Mr. Weinstein may be deemed to share voting and dispositive power with respect to all of the shares of Class A Common Stock held by the trusts listed in clauses (i) and (ii) above and to have sole voting power and shared dispositive power with respect to the shares of Class A Common Stock held by the trust listed in clause (iii) above. Mr. Weinstein disclaims beneficial ownership of all such shares of Class A Common Stock.

            Following the June/July Transactions, JMD Delaware beneficially owns an aggregate of 54,957,142 shares of Class A Common Stock (approximately 18.5% of the total number of shares of Class A Common Stock (after giving effect to the conversion of the Class B Common Stock) reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending May 31, 1997 to be outstanding as of July 11, 1997), by virtue of being the trustee of the B Trust. JMD Delaware may be deemed to share voting and dispositive power with respect to all such shares of Class A Common Stock. JMD Delaware disclaims beneficial ownership of all such shares of Class A Common Stock.

             Following the June/July Transactions, James M. Dubin beneficially owns an aggregate of 54,957,142 shares of Class A Common Stock (approximately 18.5% of the total number of shares of Class A Common Stock (after giving effect to the conversion of the Class B Common Stock) reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending May 31, 1997 to be outstanding as of July 11, 1997), by virtue of being the sole shareholder of JMD Delaware, the trustee of the B Trust. Mr. Dubin may be deemed to share voting and dispositive power with respect to all such shares of Class A Common Stock. Mr. Dubin disclaims beneficial ownership of all such shares of Class A Common Stock

            The Reporting Persons, as a group, beneficially own an aggregate of 140,550,458 shares of Class A Common Stock (approximately 47.3% of the total number of shares of Class A Common Stock (after giving effect to the conversion of the Class B Common Stock) reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending May 31, 1997 to be outstanding as of July 11, 1997). The Reporting Persons, as a group, have sole voting and dispositive power over such shares of Class A Common Stock.

            Other than the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of these shares of Class A Common Stock.

            Except for the June/July Transactions, the Reporting Persons have effected no transactions in shares of Class A Common Stock during the past 60 days."

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Item 7 is hereby amended by the addition thereto of the following:

Exhibit 12 Joint Filing Agreement, dated as of August 4, 1997, among TAMMS L.P., TAMMS Corp., Ted Arison, the Michael Arison Continued Trust, the Shari Arison Irrevocable Trust, the Shari Arison Continued Trust, the Shari Arison Trust No. 1, Shari Arison, the Marilyn Arison Delaware Trust, Marilyn B. Arison, MBA I LLC, the Micky Arison Continued Trust, the Micky Arison Trust, the B Trust, Micky Arison, A.H.W. Limited, Andrew H. Weinstein, TAF Management, Kentish Limited, JMD Delaware and James M. Dubin.

                               SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  August 4, 1997

TAMMS INVESTMENT COMPANY,
LIMITED PARTNERSHIP

By:  TAMMS MANAGEMENT
      CORPORATION, MANAGING
      GENERAL PARTNER

By: /s/ Micky Arison
    ------------------------------
     Micky Arison, President


TAMMS MANAGEMENT
CORPORATION

By: /s/ Micky Arison
    ------------------------------
     Micky Arison, President


/s/ Ted Arison
------------------------------
Ted Arison


CONTINUED TRUST FOR MICHAEL
ARISON, TAF MANAGEMENT
COMPANY, TRUSTEE

By: /s/ Denison H. Hatch, Jr.
    ------------------------------
     Denison H. Hatch, Jr.
     Secretary and Treasurer
     of Corporate Trustee


SHARI ARISON IRREVOCABLE
GUERNSEY TRUST, A.H.W.
LIMITED, TRUSTEE

By: /s/ R.J. Banfield
    ------------------------------
     R.J. Banfield, Director

CONTINUED TRUST FOR SHARI
ARISON DORSMAN, TAF
MANAGEMENT COMPANY,
TRUSTEE

By: /s/ Denison H. Hatch, Jr.
    ------------------------------
     Denison H. Hatch, Jr.
     Secretary and Treasurer
     of Corporate Trustee


TED ARISON 1994 IRREVOCABLE
TRUST FOR SHARI NO. 1,
CITITRUST (JERSEY) LIMITED,
TRUSTEE

      /s/ Debbie Masters
By: /s/ Rob Vincent
    ------------------------------
     Debbie Masters, Director
     Rob Vincent, Asst. Secretary


/s/Shari Arison
------------------------------
Shari Arison


MARILYN B. ARISON IRREVOC
ABLE DELAWARE TRUST, TAF
MANAGEMENT COMPANY,
TRUSTEE

By: /s/ Denison H. Hatch, Jr.
    ------------------------------
     Denison H. Hatch, Jr.
     Secretary and Treasurer
     of Corporate Trustee

/s/ Marilyn B. Arison
------------------------------
Marilyn B. Arison


MBA I LLC

By:  /s/ Denison H. Hatch, Jr.
    ------------------------------
      Denison H. Hatch, Jr.
      Executive Vice President,
      Secretary and Treasurer
      of Corporate Trustee


CONTINUED TRUST FOR MICKY
ARISON, TAF MANAGEMENT
COMPANY, TRUSTEE

By: /s/ Denison H. Hatch, Jr.
    ------------------------------
     Denison H. Hatch, Jr.
     Secretary and Treasurer
     of Corporate Trustee


MICKY ARISON HOLDINGS TRUST,
JMD DELAWARE, INC., TRUSTEE

By:  /s/ Denison H. Hatch, Jr.
    ------------------------------
      Denison H. Hatch, Jr.
      Secretary of Corporate Trustee


MICKY ARISON 1994 "B" TRUST,
JMD DELAWARE, INC., TRUSTEE

By:  /s/ Denison H. Hatch, Jr.
    ------------------------------
      Denison H. Hatch, Jr.
      Secretary of Corporate Trustee


/s/ Micky Arison
------------------------------
Micky Arison


A.H.W. LIMITED

By: /s/ R.J. Banfield
    ------------------------------
     R.J. Banfield, Director


/s/ Andrew H. Weinstein
------------------------------
Andrew H. Weinstein


TAF MANAGEMENT COMPANY

By: /s/ Denison H. Hatch, Jr.
    ------------------------------
     Denison H. Hatch, Jr.
     Secretary and Treasurer


KENTISH LIMITED

By: /s/ Philip Scales
    ------------------------------
     Philip Scales


JMD DELAWARE, INC.

By:  /s/ Denison H. Hatch, Jr.
    ------------------------------
      Denison H. Hatch, Jr.
      Secretary


By:  /s/ James M. Dubin
    ------------------------------
      James M. Dubin

                                INDEX TO EXHIBITS


Exhibits
--------
   12 Joint Filing Agreement, dated as of August 4, 1997, among TAMMS L.P., TAMMS Corp., Ted Arison, the Michael Arison Continued Trust, the Shari Arison Irrevocable Trust, the Shari Arison Continued Trust, the Shari Arison Trust No. 1, Shari Arison, the Marilyn Arison Delaware Trust, Marilyn B. Arison, MBA I LLC, the Micky Arison Continued Trust, the Micky Arison Trust, the B Trust, Micky Arison, A.H.W. Limited, Andrew H. Weinstein, TAF Management, Kentish Limited,
              JMD Delaware and James M. Dubin.